Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

First Quarterly Report of 2021

1. Important Notice

1.1

The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report and there are no material omissions from, or misrepresentation or misleading statements, and jointly and severally accept full responsibility for such quarterly report.

1.2	This quarterly report has been considered and approved at the ninth meeting of the eighth session of the Board of the Company. All Directors attended this meeting of the Board of Directors.

1.3

Mr. Dai Houliang, Chairman of the Board, Mr. Huang Yongzhang, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

2. Basic Data of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,527,754	2,488,126	1.6%
Equity attributable to owners of the Company	1,241,765	1,215,158	2.2%

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows used for operating activities	(1,800)	(18,096)	Increased by RMB 16,296 million

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Revenue	551,923	509,098	8.4%
Net profit /(loss) attributable to owners of the Company	27,721	(16,230)	Increased by RMB43,951 million
Return on net assets (%)	2.2	(1.3)	3.5 percentage points
Basic earnings / (loss) per share (RMB Yuan)	0.151	(0.089)	Increased by RMB0.24
Diluted earnings / (loss)per share (RMB Yuan)	0.151	(0.089)	Increased by RMB0.24

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period
Total assets	2,528,028	2,488,400	1.6%
Equity attributable to equity holders of the Company	1,242,029	1,215,421	2.2%

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Net cash flows used for operating activities	(1,800)	(18,096)	Increased by RMB 16,296 million

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year
Operating income	551,923	509,098	8.4%
Net profit /(loss) attributable to equity holders of the Company	27,719	(16,234)	Increased by RMB43,953 million
Net profit /(loss)after deducting non-recurring profit/loss items attributable to equity holders of the Company	28,011	(15,187)	Increased by RMB43,198 million
Weighted average return on net assets (%)	2.3	(1.3)	3.6 percentage points
Basic earnings /(loss) per share (RMB Yuan)	0.151	(0.089)	Increased by RMB0.24
Diluted earnings /(loss) per share (RMB Yuan)	0.151	(0.089)	Increased by RMB0.24

Unit: RMB Million
Non-recurring profit/loss items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net profit on disposal of non-current assets	346
Government grants recognised in the income statement	245
Reversal of provisions for bad debts against receivables	5
Net gains on disposal of subsidiaries, associates and joint ventures	(2)
Other non-recurring expenses, net	(934)

Sub-total	(340)

Tax impact of non-recurring profit/loss items	44
Impact of non-controlling interests	4

Total	(292)

2.1.3	Differences between CAS and IFRS

☒  Applicable    ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB31,645 million and RMB31,643 million, respectively, with a difference of RMB2 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,396,155 million and RMB1,396,419 million, respectively, with a difference of RMB264 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation. On December 19, 2017, 中國石油天然氣集團公司, the Chinese name of CNPC was changed into 中國石油天然氣集團有限公司 (“CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Shareholders of Shares Without Selling Restrictions) as at the end of the Reporting Period

Total number of shareholders as at the end of the reporting period	681,403 shareholders including 675,254 holders of A shares and 6,149 overseas holders of H shares (including 137 registered holders of the American Depository Shares).

Shareholdings of the top ten shareholders
Name of shareholder	Nature of shareholder	Percentage of shareholding(%)	Number of shares held		Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
CNPC	State-owned legal person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited (2)	Overseas legal person	11.42	20,902,536,082	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned legal person	2.09	3,819,971,070		0	3,819,971,070
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned legal person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.33	610,354,991		0	0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0	0
Bosera Fund-Ansteel Group Corporation-Bosera Fund Xin’an No.1 Single Asset Management Plan	State-owned legal person	0.12	220,000,000		0	0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	206,109,200		0	0
China Baowu Steel Group Corporation Limited	State-owned legal person	0.04	70,207,541		0	0

Shareholdings of the top ten shareholders of shares without selling restrictions

Name of shareholders	Number of shares held	Type of shares
CNPC	146,882,339,136	A Shares
HKSCC Nominees Limited	20,902,536,082	H Shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,971,070	A Shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A Shares
China Securities Finance Corporation Limited	1,020,165,128	A Shares
Hong Kong Securities Clearing Company Limited	610,354,991	A Shares
China Metallurgical Group Corporation	560,000,000	A Shares
Bosera Fund-Ansteel Group Corporation-Bosera Fund Xin’an No.1 Single Asset Management Plan	220,000,000	A Shares
Central Huijin Asset Management Ltd.	206,109,200	A Shares
China Baowu Steel Group Corporation Limited	70,207,541	A Shares

Statement on constitution of affiliation or parties acting in concert among shareholders above:

Except that HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited are wholly-owned subsidiaries of the Hong Kong Exchanges and Clearing Limited, the Company is not aware of any other affiliation among the above ten shareholders or any one of them constituting parties acting in concert under the Administrative Measures for the Takeover of Listed Companies.

Notes:	(1) Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)   HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)   291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)   Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐Applicable    ☒Inapplicable

2.4	Business Review

In the first quarter of 2021, with the effective control of the COVID-19 epidemic (the “COVID-19”), the world economy showed a good tendency of recovery, and China’s economy continued to maintain a stable recovery momentum with signs of steady reinforcement and improvement. The GDP of China increased by 18.3% as compared with the same period of last year. Benefits from factors such as economic recovery and continued implementation of production reduction agreements by oil-producing countries, international oil prices continued to rise since the beginning of the year, and the average prices rose significantly as compared with the same period of last year. The average spot price of North Sea Brent crude oil was US$61.12 per barrel, representing an increase of 21.9% as compared with the same period of last year. The average spot price of the West Texas Intermediate (“WTI”) crude oil was US$58.13 per barrel, representing an increase of 27.7% as compared with the same period of last year. The domestic refined oil consumption increased significantly as compared with the same period of last year and the consumption of gasoline and diesel basically restored to the level before the COVID-19. The demand in the domestic natural gas market also increased significantly as compared with the same period of last year.

Grasping the favorable opportunities of macroeconomic recovery, demand rebound and price increase in the oil and gas market, the Group adhered to new development concepts, actively integrated into the new development pattern and implemented high-quality development requirements. While doing a good job with normalized COVID-19 prevention and control, the Group continued to further promote the idea of improving quality and profitability, continually optimized production and operation, vigorously strengthened marketing, accelerated the implementation of green and low-carbon transformation, strictly controlled costs and expenses, as a result of which its operating profitability increased significantly as compared with the same period of last year, and the financial status remained stable. In the first quarter of 2021, the average realised price for crude oil of the Group was US$55.70 per barrel, representing an increase of 2.4% as compared with the same period of last year, among which the domestic realised price was US$55.62 per barrel, representing a decrease of 1.4% as compared with the same period of last year; the average realised price for natural gas was US$6.56 per thousand cubic feet, representing an increase of 28.6% as compared with the same period of last year, among which, mainly due to the increase in the international market price of natural gas along with the increase in oil prices, the domestic realised price was US$6.32 per thousand cubic feet, representing an increase of 9.0% as compared with the same period of last year, and after excluding the impact of exchange rate changes, it increased by 1.2% as compared with the same period of last year. The Group achieved a revenue of RMB551,923 million under IFRS, representing an increase of 8.4% from RMB509,098 million as compared with the same period of last year. The net profit attributable to owners of the company amounted to RMB27,721 million, representing an increase in profit of RMB43,951 million as compared with a net loss of RMB16,230 million in the same period of last year.

In respect of exploration and production, the Group insisted on profitable exploration and development, strove to increase economically exploitable reserves and profitable production, vigorously implemented the strategy of “stabilizing oil and increasing gas”, resulting in rapid growth in domestic natural gas production. The Group strictly controlled costs and expenses and continuously reduced unit oil and gas lifting cost. In the first quarter of 2021, the oil and gas equivalent output of the Group was 417.1 million barrels, representing an increase of 0.8% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 372.9 million barrels, representing an increase of 4.3% as compared with the same period of last year, and the overseas oil and gas equivalent output was 44.1 million barrels, representing a decrease of 21.7% as compared with the same period of last year, which was mainly due to the decrease in shared production as a result of rising oil and gas prices. The exploration and production segment realized an operating profit of RMB12,882 million, representing a decrease of 13.4% from RMB14,883 million in the same period of the previous year. This was mainly due to the drop in the realized domestic crude oil price as compared with the same period of last year and the increase in depreciation and depletion. The unit oil and gas lifting cost decreased by 1.0% as compared with the same period of last year, and after excluding the impact of exchange rate changes, it decreased by 8.0% as compared with the same period of last year.

Key Operating Data of Exploration and Production Segment

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2021	2020
Crude oil output	Million barrels	221.4	232.7	(4.9)
of which: domestic	Million barrels	185.8	186.9	(0.5)
overseas	Million barrels	35.5	45.8	(22.4)
Marketable natural gas output	Billion cubic feet	1,173.9	1,086.9	8.0
of which: domestic	Billion cubic feet	1,122.3	1,023.8	9.6
overseas	Billion cubic feet	51.6	63.1	(18.2)
Oil and natural gas equivalent output	Million barrels	417.1	413.9	0.8
of which: domestic	Million barrels	372.9	357.6	4.3
overseas	Million barrels	44.1	56.3	(21.7)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

In respect of refining and chemicals, the Group adhered to market-oriented guidelines, actively promoted transformation and upgrading, strengthened the organization of production and operation, linked production and sales closely, continued to optimize product mix, strove to increase the production and sales of highly value-added products, persisted in managing and controlling costs and expenses strictly and endeavored to expand margins. As a result, the cash processing cost of refineries decreased by 8.2% as compared with the same period of last year. In the first quarter of 2021, the Group processed an aggregate amount of 298.0 million barrels of crude oil, representing an increase of 7.8% as compared with the same period of last year. The Group produced 26.946 million tons of refined products, representing an increase of 6.9% as compared with the same period of last year. The Group produced 1.609 million tons of ethylene, representing an increase of 4.5% as compared with the same period of last year. The outputs of chemical commodity products reached 7.381 million tons, representing an increase of 10.8% as compared with the same period of last year. The profit from operations of refining and chemicals segment amounted to RMB14,675 million, representing an increase in profit of RMB23,377 million as compared with the loss from operations of RMB8,702 million for the same period of last year. The profit from operations in the refining business amounted to RMB10,205 million, representing an increase in profit of RMB16,497 million as compared with the loss from operations of RMB6,292 million for the same period of last year, mainly due to effect of increase in sales and gross profits of refined products, and increase in profit from inventories. The profit from operation in the chemicals business amounted to RMB4,470 million, representing an increase in profit of RMB6,880 million as compared with the loss from operations of RMB2,410 million for the same period of last year, mainly due to the increase in the sales and gross profits of chemical products.

Key Operating Data of Refining and Chemicals Segment

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2021	2020
Processed crude oil	Million barrels	298.0	276.5	7.8
Gasoline, kerosene and diesel output	Thousand tons	26,946	25,208	6.9
of which: Gasoline	Thousand tons	12,395	10,967	13.0
Kerosene	Thousand tons	2,842	2,394	18.7
Diesel	Thousand tons	11,709	11,847	(1.2)
Output of key chemical
Ethylene	Thousand tons	1,609	1,539	4.5
Synthetic resin	Thousand tons	2,642	2,473	6.8
Synthetic fiber raw materials and polymers	Thousand tons	316	342	(7.6)
Synthetic rubber	Thousand tons	263	246	6.9
Urea	Thousand tons	382	261	46.4

In respect of marketing, the Group actively carried out refined marketing, vigorously strengthened control over marketing cost, continued to optimize inventory management, coordinated arrangements for the export of refined oil according to changes in domestic and foreign market prices, and strived to maximize sales benefits. We also insisted on the integrated development of oil and non-oil businesses with the performance of the non-oil business increasing significantly. In the first quarter of 2021, the Group sold 36.248 million tons of refined oil, representing an increase of 2.2% over the same period last year, of which 24.195 million tons of refined oil was sold domestically, representing an increase of 20.9% over the same period last year. The marketing segment realized an operating profit of RMB3,315 million, representing an increase of RMB19,908 million from an operating loss of RMB16,593 million in the same period of last year, mainly due to the effect of refined oil products’ increased sales volume and gross profits, and increase in profit from inventories,

Key Operating Data of Marketing Segment

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2021	2020
Total sales volume of gasoline, kerosene and diesel	Thousand tons	36,248	35,478	2.2
of which: Gasoline	Thousand tons	16,419	14,799	10.9
Kerosene	Thousand tons	3,318	3,694	(10.2)
Diesel	Thousand tons	16,511	16,985	(2.8)

Operating Data	Unit	For the three months ended March 31		Changes over the same period of the preceding year (%)
		2021	2020
Domestic sales volume of gasoline, kerosene and diesel	Thousand tons	24,195	20,005	20.9
of which: Gasoline	Thousand tons	12,863	9,972	29.0
Kerosene	Thousand tons	2,149	1,170	83.7
Diesel	Thousand tons	9,183	8,863	3.6

Number of gas stations and convenience stores	Unit	March 31 2021	December 31 2020	Changes (%)
Number of gas stations	Store	22,571	22,619	(0.2)
Number of convenience stores	Store	20,346	20,212	0.7

In respect of natural gas and pipeline, the Group seized the favorable opportunity for market demand to rebound, increased efforts of market development, and strived to promote sales volume and profitability in peak consumption seasons. We also continued to optimize the structure of gas sources to ensure production and sales of domestic gas, and endeavored to reduce costs of imported natural gas and liquefied natural gas (the “Imported Gas”). In the first quarter of 2021, the Group’s domestic natural gas sales volume reached RMB54.655 billion cubic meters, representing an increase of 14.6% over the same period last year. The natural gas and pipeline segment achieved an operating profit of RMB18,519 million, representing an increase of 63.0% from RMB11,359 million in the same period last year, mainly due to the combined effects of the increase in natural gas sales, increase in prices, the decrease in the procurement cost, and the pipeline assets restructuring last year

3 Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

☒Applicable    ☐Inapplicable

Unit: RMB Million
Items	March 31, 2021	December 31, 2020	Changes (%)	Key explanation of the changes
Accounts receivable	80,752	52,325	54.3	Mainly due to the increase in receivable from sales of goods
Short-term borrowings	75,218	41,354	81.9	Mainly due to the increase in short-term bank borrowings
Current portion of non-current liabilities	38,713	81,769	(52.7)	Mainly due to the repayment of long-term borrowings
Other current liabilities	27,188	12,608	115.6	Mainly due to the increase in issuance of super short-term commercial paper

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2021	2020
Finance expenses	(4,699)	(7,288)	(35.5)	Mainly due to the decrease in interest-bearing debts including long and short term borrowing over the same period last year
Other income	955	1,794	(46.8)	Mainly due to the decrease in the confirmed VAT refund of imported natural gas compared to the same period of last year
Credit losses	(30)	(121)	(75.2)	Mainly due to the decrease in provision for bad debts of accounts receivable
Asset impairment losses	(26)	(7,848)	(99.7)	Mainly due to the decrease in provision for inventory impairment over the same period last year
Gains on asset disposal	346	—	—	Mainly due to the Company’s optimization of assets structure and gains generated from disposal of certain assets

Items	For the three months ended March 31		Changes (%)	Key explanation of the changes
	2021	2020
Investment income / (loss)	3,320	(89)	(3,830.3)	Mainly due to the year-on-year increase in profit from associates and joint ventures
Operating profit / (loss)	44,149	(9,252)	(577.2)	Mainly due to the increase in sales volume and price of oil and gas products
Non-operating income	478	310	54.2	Mainly due to the increase in compensation for relocation and construction of gas stations
Non-operating expenses	(1,167)	(1,733)	(32.7)	Mainly due to the decrease in the donation expenses, loss of retirement of fixed assets and other expenses
Profit / (loss) before taxation	43,460	(10,675)	(507.1)	Mainly due to the increase in sales volume and prices of oil and gas products
Taxation	(11,817)	(2,678)	341.3	Mainly due to the increase in gross profit over the same period last year
Net profit / (loss)	31,643	(13,353)	(337.0)	Mainly due to the increase in sales volume and prices of oil and gas products
Net profit / (loss) attributable to shareholders of the Company	27,719	(16,234)	(270.7)	Mainly due to the increase in sales volume and prices of oil and gas products
Gains and losses attributable to non-controlling interests	3,924	2,881	36.2	Mainly due to the increase in the profits of the subsidiaries of the Group

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐Applicable    ☒Inapplicable

3.3	Status of fulfilment of undertaking given by the Company, shareholders and ultimate controller

☒Applicable    ☐Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2020 Annual Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐Applicable    ☒Inapplicable

3.5	Securities investment

☐Applicable    ☒Inapplicable

3.6	Other significant events

☒Applicable    ☐Inapplicable

Matters after the date of the balance sheet

Pursuant to the equity transfer agreement dated December 22, 2020 between Kunlun Energy Company Limited (“Kunlun Energy”), a subsidiary of the Company, and China Oil & Gas Pipeline Network Corporation (“PipeChina”), all corresponding rights, obligations, responsibilities and risks of the 60% equity interest in PetroChina Beijing Gas Pipeline Co.,Ltd. (“Beijing Pipeline”) and 75% equity interest in PetroChina Dalian LNG Co., Ltd. (“Dalian LNG”) held by Kunlun Energy have been transferred from Kunlun Energy to PipeChina.

Details are set out under the announcement issued by the Company on Shanghai Stock Exchange (Announcement No.: Lin No.2021-008) and the announcement issued on the Hong Kong Stock Exchange on April 1, 2021.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

April 29, 2021

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Li Fanrong as the Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A.	Financial statements for the first quarter of 2021 prepared in accordance with CAS

1. Consolidated Balance Sheet

ASSETS	March 31, 2021	December 31, 2020
	RMB million	RMB million

Current assets
Cash at bank and on hand	146,179	145,950
Accounts receivable	80,752	52,325
Receivables financing	7,798	8,076
Advances to suppliers	24,924	21,626
Other receivables	28,572	26,834
Inventories	163,806	128,539
Assets held for sale	43,654	42,615
Other current assets	51,851	60,802

Total current assets	547,536	486,767

Non-current assets
Investments in other equity instruments	871	910
Long-term equity investments	254,108	250,698
Fixed assets	407,757	415,988
Oil and gas properties	789,005	813,888
Construction in progress	224,676	222,215
Right-of-use assets	146,341	144,338
Intangible assets	86,053	86,101
Goodwill	8,464	8,125
Long-term prepaid expenses	10,629	11,869
Deferred tax assets	11,896	11,364
Other non-current assets	40,692	36,137

Total non-current assets	1,980,492	2,001,633

TOTAL ASSETS	2,528,028	2,488,400

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

1. Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2021	December 31, 2020
	RMB million	RMB million

Current liabilities
Short-term borrowings	75,218	41,354
Notes payable	19,115	19,313
Accounts payable	200,072	220,318
Contracts liabilities	91,141	91,477
Employee compensation payable	10,500	8,649
Taxes payable	48,131	63,724
Other payables	48,091	56,250
Liabilities held for sale	12,903	9,956
Current portion of non-current liabilities	38,713	81,769
Other current liabilities	27,188	12,608

Total current liabilities	571,072	605,418

Non-current liabilities
Long-term borrowings	199,279	160,140
Debentures payable	91,262	91,239
Lease liabilities	126,084	122,644
Provisions	115,954	114,819
Deferred tax liabilities	17,401	16,390
Other non-current liabilities	10,557	10,865

Total non-current liabilities	560,537	516,097

Total liabilities	1,131,609	1,121,515

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,255	127,222
Special reserve	11,430	10,810
Other comprehensive income	(33,892)	(32,128)
Surplus reserves	203,557	203,557
Undistributed profits	750,658	722,939

Equity attributable to equity holders of the Company	1,242,029	1,215,421

Non-controlling interests	154,390	151,464

Total shareholders’ equity	1,396,419	1,366,885

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,528,028	2,488,400

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

2. Company Balance Sheet

ASSETS	March 31, 2021	December 31, 2020
	RMB million	RMB million

Current assets
Cash at bank and on hand	33,352	42,787
Accounts receivable	14,061	8,412
Receivables financing	5,915	2,830
Advances to suppliers	13,226	8,861
Other receivables	14,673	14,738
Inventories	90,587	77,813
Other current assets	38,194	44,614

Total current assets	210,008	200,055

Non-current assets
Investments in other equity instruments	424	427
Long-term equity investments	453,432	451,677
Fixed assets	256,997	264,241
Oil and gas properties	582,078	598,665
Construction in progress	142,323	142,470
Right-of-use assets	67,227	66,765
Intangible assets	65,682	65,841
Goodwill	30	30
Long-term prepaid expenses	8,263	8,980
Deferred tax assets	1,569	2,008
Other non-current assets	16,761	13,524

Total non-current assets	1,594,786	1,614,628

TOTAL ASSETS	1,804,794	1,814,683

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

2. Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2021	December 31, 2020
	RMB million	RMB million

Current liabilities
Short-term borrowings	25,865	25,923
Notes payable	18,380	18,203
Accounts payable	73,703	99,276
Contracts liabilities	57,010	59,877
Employee compensation payable	8,268	6,559
Taxes payable	33,184	45,769
Other payables	62,669	74,496
Current portion of non-current liabilities	28,154	64,745
Other current liabilities	22,525	1,791

Total current liabilities	329,758	396,639

Non-current liabilities
Long-term borrowings	101,484	68,829
Debentures payable	87,000	87,000
Lease liabilities	49,735	47,983
Provisions	82,693	81,941
Other non-current liabilities	4,970	5,496

Total non-current liabilities	325,882	291,249

Total liabilities	655,640	687,888

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,085	127,044
Special reserve	5,336	4,708
Other comprehensive income	526	455
Surplus reserves	192,465	192,465
Undistributed profits	640,721	619,102

Total shareholders’ equity	1,149,154	1,126,795

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,804,794	1,814,683

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

3. Consolidated Income Statement

Items	Three months ended March 31
	2021	2020
	RMB million	RMB million

Operating income	551,923	509,098
Less: Cost of sales	(425,056)	(425,541)
Taxes and surcharges	(48,292)	(45,325)
Selling expenses	(16,327)	(16,157)
General and administrative expenses	(13,431)	(13,800)
Research and development expenses	(4,534)	(3,975)
Finance expenses	(4,699)	(7,288)
Including: Interest expenses	(5,277)	(7,830)
Interest income	692	790

Add: Other income	955	1,794
Investment income / (loss)	3,320	(89)
Including: Income / (loss) from investment in associates and joint ventures	3,239	(221)
Credit losses	(30)	(121)
Asset impairment losses	(26)	(7,848)
Gain on asset disposal	346	—

Operating profit / (loss)	44,149	(9,252)

Add: Non-operating income	478	310
Less: Non-operating expenses	(1,167)	(1,733)

Profit /(loss) before taxation	43,460	(10,675)

Less: Taxation	(11,817)	(2,678)

Net profit / (loss)	31,643	(13,353)

Classified by continuity of operations:
Net profit /(loss) from continuous operation	31,643	(13,353)
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	27,719	(16,234)
Non-controlling interests	3,924	2,881
Earnings /(loss) per share
Basic earnings / (loss) per share (RMB Yuan)	0.151	(0.089)
Diluted earnings / (loss) per share (RMB Yuan)	0.151	(0.089)
Other comprehensive income, net of tax	(1,570)	(3,331)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(1,765)	(2,988)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(14)	(48)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	72	(117)
Translation differences arising from translation of foreign currency financial statements	(1,823)	(2,823)
Other comprehensive income (net of tax) attributable to non-controlling interests	195	(343)

Total comprehensive income	30,073	(16,684)

Attributable to:
Equity holders of the Company	25,954	(19,222)
Non-controlling interests	4,119	2,538

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

4. Income Statement

Items	Three months ended March 31
	2021	2020
	RMB million	RMB million

Operating income	323,706	274,953
Less: Cost of sales	(233,870)	(233,019)
Taxes and surcharges	(38,385)	(35,121)
Selling expenses	(11,114)	(10,943)
General and administrative expenses	(8,797)	(9,043)
Research and development expenses	(4,034)	(3,596)
Finance expenses	(3,821)	(5,703)
Including: Interest expenses	(3,945)	(5,702)
Interest income	182	68
Add: Other income	818	1,463
Investment income	4,025	2,766
Including: Income from investment in associates and joint ventures	2,601	741
Credit losses	(22)	(108)
Asset impairment losses	(15)	(1,963)
Gains on asset disposal	337	4

Operating profit / (loss)	28,828	(20,310)

Add: Non-operating income	354	242
Less: Non-operating expenses	(975)	(1,505)

Profit / (loss) before taxation	28,207	(21,573)

Less: Taxation	(6,588)	3,577

Net profit / (loss)	21,619	(17,996)

Classified by continuity of operations:
Net profit / (loss) from continuous operation	21,619	(17,996)
Net profit from discontinued operation	—	—
Earnings / (loss) per share
Basic earnings / (loss) per share (RMB Yuan)	0.118	(0.098)
Diluted earnings / (loss) per share (RMB Yuan)	0.118	(0.098)
Other comprehensive income, net of tax	72	(157)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(2)	(45)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognised under equity method	74	(112)

Total comprehensive income	21,691	(18,153)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

5. Consolidated Cash Flow Statement

Items	Three months ended March 31
	2021	2020
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	600,249	561,517
Cash received relating to other operating activities	1,702	1,867

Sub-total of cash inflows	601,951	563,384

Cash paid for goods and services	(484,196)	(444,079)
Cash paid to and on behalf of employees	(32,257)	(31,407)
Payments of various taxes	(71,903)	(90,302)
Cash paid relating to other operating activities	(15,395)	(15,692)

Sub-total of cash outflows	(603,751)	(581,480)

Net cash flows used for operating activities	(1,800)	(18,096)

Cash flows from investing activities
Cash received from disposal of investments	5,706	83
Cash received from returns on investments	799	1,108
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	570	24

Sub-total of cash inflows	7,075	1,215

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(37,095)	(49,872)
Cash paid to acquire investments	(12,891)	(1,344)

Sub-total of cash outflows	(49,986)	(51,216)

Net cash flows used for investing activities	(42,911)	(50,001)

Cash flows from financing activities
Cash received from capital contributions	—	59
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	—	59
Cash received from borrowings	236,680	284,883

Sub-total of cash inflows	236,680	284,942

Cash repayments of borrowings	(189,387)	(216,070)
Cash payments for interest expenses and distribution of dividends or profits	(6,707)	(7,363)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(707)	(842)
Cash payments relating to other financing activities	(3,027)	(3,388)

Sub-total of cash outflows	(199,121)	(226,821)

Net cash flows from financing activities	37,559	58,121

Effect of foreign exchange rate changes on cash and cash equivalents	319	872

Net decrease in cash and cash equivalents	(6,833)	(9,104)

Add: Cash and cash equivalents at beginning of the period	118,631	86,409

Cash and cash equivalents at end of the period	111,798	77,305

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

6. Company Cash Flow Statement

Items	Three months ended March 31
	2021	2020
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	352,259	308,755
Cash received relating to other operating activities	663	1,726

Sub-total of cash inflows	352,922	310,481

Cash paid for goods and services	(254,315)	(207,655)
Cash paid to and on behalf of employees	(22,952)	(22,342)
Payments of various taxes	(57,594)	(65,330)
Cash paid relating to other operating activities	(14,668)	(14,121)

Sub-total of cash outflows	(349,529)	(309,448)

Net cash flows from operating activities	3,393	1,033

Cash flows from investing activities
Cash received from disposal of investments	3,531	2,511
Cash received from returns on investments	1,740	1,472
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	378	4

Sub-total of cash inflows	5,649	3,987

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(20,294)	(31,654)
Cash paid to acquire investments	(5,446)	(7,460)

Sub-total of cash outflows	(25,740)	(39,114)

Net cash flows used for investing activities	(20,091)	(35,127)

Cash flows from financing activities
Cash received from borrowings	88,127	110,734

Sub-total of cash inflows	88,127	110,734

Cash repayments of borrowings	(74,194)	(63,317)
Cash payments for interest expenses and distribution of dividends or profits	(5,142)	(5,217)
Cash payments relating to other financing activities	(1,528)	(3,264)

Sub-total of cash outflows	(80,864)	(71,798)

Net cash flows from financing activities	7,263	38,936

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net (decrease) / increase in cash and cash equivalents	(9,435)	4,842

Add: Cash and cash equivalents at beginning of the period	40,787	4,636

Cash and cash equivalents at end of the period	31,352	9,478

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Chai Shouping

B. Financial statements for the first quarter of 2021 prepared in accordance with IFRS

1. Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2021	2020
	RMB million	RMB million

REVENUE	551,923	509,098

OPERATING EXPENSES
Purchases, services and other	(348,422)	(354,585)
Employee compensation costs	(33,197)	(31,779)
Exploration expenses, including exploratory dry holes	(7,057)	(7,543)
Depreciation, depletion and amortisation	(55,796)	(57,825)
Selling, general and administrative expenses	(14,989)	(15,778)
Taxes other than income taxes	(48,450)	(45,476)
Other income net	768	509

TOTAL OPERATING EXPENSES	(507,143)	(512,477)

PROFIT / (LOSS) FROM OPERATIONS	44,780	(3,379)

FINANCE COSTS
Exchange gain	2,491	3,854
Exchange loss	(2,463)	(3,885)
Interest income	692	790
Interest expense	(5,277)	(7,830)

TOTAL NET FINANCE COSTS	(4,557)	(7,071)

SHARE OF PROFIT / (LOSS) OF ASSOCIATES AND JOINT VENTURES	3,239	(221)

PROFIT / (LOSS) BEFORE INCOME TAX EXPENSE	43,462	(10,671)
INCOME TAX EXPENSE	(11,817)	(2,678)

PROFIT / (LOSS) FOR THE PERIOD	31,645	(13,349)

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	(33)	(30)
Items that are or may be reclassified subsequently to profit or loss:
Currency translation differences	(1,609)	(3,184)
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	72	(117)

OTHER COMPREHENSIVE INCOME, NET OF TAX	(1,570)	(3,331)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	30,075	(16,680)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	27,721	(16,230)
Non-controlling interests	3,924	2,881

	31,645	(13,349)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	25,956	(19,218)
Non-controlling interests	4,119	2,538

	30,075	(16,680)

BASIC AND DILUTED EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.151	(0.089)

2. Consolidated Statement of Financial Position

	March 31, 2021	December 31, 2020
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,421,438	1,452,091
Investments in associates and joint ventures	254,013	250,603
Equity investments measured at fair value through other comprehensive income	863	902
Right-of-use assets	210,632	209,786
Intangible and other non-current assets	72,257	67,494
Deferred tax assets	11,896	11,364
Time deposits with maturities over one year	9,119	9,119

TOTAL NON-CURRENT ASSETS	1,980,218	2,001,359

CURRENT ASSETS
Inventories	163,806	128,539
Accounts receivable	80,752	52,325
Prepayments and other current assets	105,347	109,262
Notes receivable	7,798	8,076
Time deposits with maturities over three months but within one year	34,381	27,319
Cash and cash equivalents	111,798	118,631
Assets held for sale	43,654	42,615

TOTAL CURRENT ASSETS	547,536	486,767

CURRENT LIABILITIES
Accounts payable and accrued liabilities	287,966	316,140
Contract liabilities	91,141	91,477
Income taxes payable	5,598	3,730
Other taxes payable	42,533	59,994
Short-term borrowings	125,657	117,542
Lease liabilities	5,274	6,579
Liabilities held for sale	12,903	9,956

TOTAL CURRENT LIABILITIES	571,072	605,418

NET CURRENT LIABILITIES	(23,536)	(118,651)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,956,682	1,882,708

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	755,676	727,955
Reserves	303,068	304,182

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,241,765	1,215,158
NON-CONTROLLING INTERESTS	154,390	151,463

TOTAL EQUITY	1,396,155	1,366,621

NON-CURRENT LIABILITIES
Long-term borrowings	290,541	251,379
Asset retirement obligations	115,954	114,819
Lease liabilities	126,084	122,644
Deferred tax liabilities	17,391	16,380
Other long-term obligations	10,557	10,865

TOTAL NON-CURRENT LIABILITIES	560,527	516,087

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,956,682	1,882,708

3. Consolidated Statement of Cash Flows

	Three months ended March 31
	2021	2020
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit / (loss) for the period	31,645	(13,349)
Adjustments for:
Income tax expense	11,817	2,678
Depreciation, depletion and amortisation	55,796	57,825
Capitalised exploratory costs charged to expense	1,984	3,134
Safety fund reserve	656	1,340
Share of (profit) /loss of associates and joint ventures	(3,239)	221
Provision for impairment of receivables, net	30	121
Write down in inventories, net	26	7,848
Loss on disposal of property, plant and equipment	79	223
(Gain) /loss on disposal of other non-current assets	(346)	1
Dividend income	—	(1)
Interest income	(692)	(790)
Interest expense	5,277	7,830
Changes in working capital:
Accounts receivable, prepayments and other current assets	(23,059)	(30,608)
Inventories	(35,293)	(11,795)
Accounts payable and accrued liabilities	(43,069)	(35,655)
Contract liabilities	(336)	2,503

CASH FLOWS GENERATED FROM / (USED FOR) OPERATIONS	1,276	(8,474)
Income taxes paid	(3,076)	(9,622)

NET CASH FLOWS USED FOR OPERATING ACTIVITIES	(1,800)	(18,096)

3. Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2021	2020
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(36,967)	(48,913)
Acquisition of investments in associates and joint ventures	(124)	(1,113)
Prepayments on long-term leases	(42)	(771)
Acquisition of intangible assets and other non-current assets	(86)	(188)
Acquisition of subsidiaries	—	(58)
Proceeds from disposal of property, plant and equipment	236	6
Proceeds from disposal of other non-current assets	335	18
Interest received	695	826
Dividends received	104	282
Increase in time deposits with maturities over three months	(7,062)	(90)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(42,911)	(50,001)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(165,232)	(193,862)
Repayments of long-term borrowings	(24,155)	(22,208)
Repayments of lease liabilities	(3,027)	(3,388)
Interest paid	(6,000)	(6,521)
Dividends paid to non-controlling interests	(707)	(842)
Increase in short-term borrowings	173,347	252,019
Increase in long-term borrowings	63,333	32,864
Cash contribution from non-controlling interests	—	59

NET CASH FLOWS FROM FINANCING ACTIVITIES	37,559	58,121

TRANSLATION OF FOREIGN CURRENCY	319	872

Decrease in cash and cash equivalents	(6,833)	(9,104)
Cash and cash equivalents at beginning of the period	118,631	86,409

Cash and cash equivalents at end of the period	111,798	77,305

4. Segment Information

	Three months ended March 31
	2021	2020
	RMB million	RMB million

Revenue
Exploration and Production
Intersegment sales	122,515	131,184
Revenue from external customers	25,495	23,408

	148,010	154,592
Refining and Chemicals
Intersegment sales	136,851	137,634
Revenue from external customers	78,255	39,972

	215,106	177,606
Marketing
Intersegment sales	76,416	75,560
Revenue from external customers	337,530	349,402

	413,946	424,962
Natural Gas and Pipeline
Intersegment sales	4,707	8,570
Revenue from external customers	110,523	96,201

	115,230	104,771
Head Office and Other
Intersegment sales	36	18
Revenue from external customers	120	115

	156	133
Total revenue from external customers	551,923	509,098

Profit / (loss) from operations
Exploration and Production	12,882	14,883
Refining and Chemicals	14,675	(8,702)
Marketing	3,315	(16,593)
Natural Gas and Pipeline	18,519	11,359
Head Office and Other	(4,611)	(4,326)

	44,780	(3,379)